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                     May 24, 2024

       Ron J. Copher
       Executive Vice President and CFO
       Glacier Bancorp, Inc.
       49 Commons Loop
       Kalispell, MT 59901

                                                        Re: Glacier Bancorp,
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            File No. 001-41170

       Dear Ron J. Copher:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Finance